Exhibit 99.1

ProQR Receives Rare Pediatric Disease Designation from FDA for QR-421a

•                  Designation is for the treatment of patients with retinitis pigmentosa caused by mutations in exon 13 of the USH2A gene

LEIDEN, Netherlands & CAMBRIDGE, Mass., Jan. 30, 2020 (GLOBE NEWSWIRE) — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for severe genetic rare diseases, today announced that it received Rare Pediatric Disease (RPD) designation from the United States (US) Food and Drug Administration (FDA) for QR-421a for the treatment of patients with retinitis pigmentosa caused by mutations in exon 13 of the USH2A gene.

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene.

The RPD designation provides priority review by the FDA to encourage treatments for rare pediatric diseases. Under the RPD program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review by the FDA for any subsequent marketing application for a different product. Such a voucher is transferrable and may be sold.

“We are pleased to have received the second rare pediatric designation for our clinical stage development programs,” said Daniel A. de Boer, chief executive officer of ProQR. “Both sepofarsen for LCA10, the most common cause of blindness due to genetic disease in children, and QR-421a have received rare pediatric designation, underscoring the high unmet need for patients. We aim to make a difference for these patients as we work to advance our pipeline of programs to treat inherited retinal diseases.”

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and Rare Pediatric Disease designations from the FDA.

About Usher Syndrome Type 2

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and can be caused by mutations in the

USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with Usher syndrome type 2.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome and autosomal dominant retinitis pigmentosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our product candidates, including QR-421a and the clinical development and the therapeutic potential thereof, and the intended benefits of RPD designation. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Sarah Kiely

ProQR Therapeutics N.V.

T: +1 617 599 6228

skiely@proqr.com

or

Hans Vitzthum

LifeSci Advisors

T: +1 617 535 7743

hans@lifesciadvisors.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

sara@lifescipublicrelations.com